1025 Thomas Jefferson Street, N.W.	777 Brickell Avenue
Suite 400 East	Suite 500
Washington, D.C. 20007-5208	Miami, FL 33131-2803
(202) 965-8100	(305) 371-2600
Fax: (202) 965-8104	Fax: (305) 372-9928

Ann B. Furman	175 Powder Forest Drive
(202) 965-8130	Suite 201
abf@jordenusa.com	Simsbury, CT 06089-9658
(860) 392-5000
Fax: (860) 392-5058

April 9, 2008

Via Hand Delivery and EDGAR Correspondence

Sally Samuel, Esquire

Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Southern Farm Bureau Life Variable Life Account
Post-Effective Amendment No. 10 to the Registration
Statement on Form N-6
File Nos. 333-68114 and 811-10477

Dear Ms. Samuel:

On behalf of Southern Farm Bureau Life Insurance Company (the “Company”) and Southern Farm Bureau Life Variable Life Account (“Registrant”), enclosed for your review are draft pages of Post-Effective Amendment No. 10 to Registrant’s registration statement on Form N-6 (“Amendment No. 10”). The pages are marked to show changes in response to staff comments on Post-Effective Amendment No. 9 (“Amendment No. 9”), which was filed with the Securities and Exchange Commission (the “Commission”) on February 22, 2008, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”).

Set forth below is each staff comment, as you communicated on March 31 and April 1, 2008, followed by Registrant’s response. Comments that were made in our conversation of March 31, but which were subsequently withdrawn or revised after discussion have been omitted or presented as revised, as appropriate.

Jorden Burt LLP

www.jordenburt.com

Sally Samuel, Esq.

April 9, 2008

Comment No. 1

Add “Tandy” language pursuant to the Commission press release dated June 24, 2004.

Response

In response to a request of the staff of the Commission, in connection with this filing, Registrant herby acknowledges that:

•                  Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Comments by the Commission staff or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment No. 2

Please address why sending the prospectus to existing policy owners would not be an exchange offer.

Response

The Company is not making and has no intention of making any offer to exchange an Original Policy for a Policy. There is no reference in the prospectus to the possibility of such an exchange. Nor is the Company providing and has no intention or expectation of providing any other materials that refer to any possibility of an exchange (or that compare the two forms of Policy) to any “Distributing Person” (by which term we mean the principal underwriter, which is the sole selling broker-dealer, or any sales personnel). Nor will the Company or any Distributing Person initiate any other communication with an Owner concerning the possibility of an exchange.

As a general matter, the Company does not believe that the mere fact that both the Original Policy and the Policy are covered in the same prospectus could be deemed to constitute an offer of exchange.  In this regard, the Company would note that for many years it has been a common practice for variable product registrants to include more than one version of a product in the same prospectus, without any exchange offer being deemed to result. In many such cases, the circumstances have been similar to the instant case, in that a new version of a variable contract (that would be used for new product sales) has been described in the same prospectus as an older version of the contract (new sales of which were being phased out). See Allianz Life Variable Account B (File Nos. 333-111049 and 811-05618).

Jorden Burt LLP

www.jordenburt.com

Sally Samuel, Esq.

April 9, 2008

In this regard, the Commission, in promulgating Form N-6, specifically considered the inclusion of more than one variable life insurance policy in a single prospectus. The Commission did not suggest that this practice would necessarily result in an offer of exchange between the two policies. Rather, the Commission simply advised that a single prospectus could be used for more than one variable life insurance policy “only when the disclosure can be presented clearly, concisely, and in a manner that is understandable to investors.” Investment Company Act Release No. 23066 at 16 (March 13, 1998).

Nor does the Company believe that there are any other circumstances in this case that would cause an offer of exchange to be deemed to be present. The Company has developed the new Policy primarily for the purpose of complying with state insurance regulatory changes that will soon prohibit new sales of any life insurance policy that is not based on the 2001 C.S.O. mortality tables, rather than the 1980 C.S.O. mortality tables. The Company believes that this change, as well as the other differences between the Policy and the Original Policy will be of relatively minor significance to most Owners of Original Policies. In some respects, the Original Policy may appear somewhat more favorable to such Owners, and in other respects the new Policy may appear more favorable. In the Company’s view, therefore, the terms of the respective policies are not such as to promote or encourage exchanges.

The Company believes it unlikely that many (if any) Owners will request to exchange policies. Such requests are unlikely because, as noted above, neither the Company nor any Distributing Person will initiate communication with an Owner concerning the possibility of an exchange. Moreover, the Company has no intention or expectation of waiving any charges or deductions under either the Policy or the Original Policy in connection with any exchange that an Owner might request. This further reduces the likelihood that any Owner would request an exchange, given the additional charges that the Owner would potentially incur in connection with such an exchange. Under all of these circumstances, the Company does not believe that it would be reasonable to deem that an exchange offer is being made.

Nevertheless, it is possible that the Company or a Distributing Person may receive isolated requests from one or more Owners to exchange into a Policy from an Original Policy. The Company has not at this time determined what response it would make to any such request, as this might depend on the nature and number of such requests (if any) and other circumstances as in effect at the time. Before granting any such request, the Company would consider whether it was necessary to file an application for approval under Section 11 of the Investment Company Act of 1940 or whether, for example, what is commonly referred to as the “retail exception” in Section 11 might be available. (Likewise, before ever taking any steps that might have the effect of promoting, encouraging, or communicating to Owners about the possibility of an exchange, the Company would consider the need to file an application for approval under Section 11.)

In a letter dated June 19, 2001, the Commission staff has stated that “…whether an exchange offer falls within the “retail exception” depends on all the facts and circumstances of the offer, and no one factor is determinative.” Thomas W. Conner, Esq., SEC Staff Letter (June

Jorden Burt LLP

www.jordenburt.com

Sally Samuel, Esq.

April 9, 2008

19, 2001).  This June 19, 2001 letter also lists ten factors that should be considered for this purpose. One of the ten factors is as follows:

[W]hether an insurer or principal underwriter has sent any electronic or written communication about a new contract, or the availability of an exchange offer from an existing contract into a new contract, to all existing contract owners or a group of existing contact owners, and the nature of any such communication….

Consistent with this language, it is the Company’s view that the information contained in the prospectus concerning the new Policy is only one of numerous factors relevant to whether an exchange offer is being made under circumstances where approval pursuant to Section 11 would be required. Based on the nature of that communication, and the absence of any other factors pointing toward the existence of such an exchange offer, the Company does not believe that merely using the combined prospectus for the Policies and the Original Policies results in such an exchange offer being made.

Comment No. 3

Re-state in Appendix B the entire fee tables that apply to the Original Policy.

Response

Comment complied with by re-stating the entire Original Policy fee tables on pages B-2, B-3 and B-4.

Comment No. 4

Provide detail about optional rider benefits on page 38 of the prospectus and identify the type of investor who would want to consider purchasing an optional rider.

Response

Comment complied with by moving SAI disclosure of each optional benefit rider to pages 38-39 of the prospectus.  Among other things, the disclosure indicates that (i) the Children’s Term Insurance Rider allows the purchase of term insurance for Insured’s covered children, (ii) the Waiver of Monthly Deductions Rider is available for those who wish to obtain waiver of the monthly deduction upon due proof of Insured’s total disability, and (iii) the Accelerated Benefit Rider is available for Owners who wish to acquire a portion of the death benefit in the event of Insured’s terminal illness.

Jorden Burt LLP

www.jordenburt.com

Sally Samuel, Esq.

April 9, 2008

Comment No. 5

Revise or delete the last two sentences of the “State Variations” section on page 39 of the prospectus that state that the Policy controls over the prospectus.

Response

Comment complied with by deleting the last two sentences of the “State Variations” section on page 40 and replacing it with generic disclosure concerning state variations.

Comment No. 6

On the prospectus back cover (i) ensure that it is clear to whom policy owner inquires should be directed and (ii) change the phone number of the Commission public reference room to (202) 551-8090.

Response

The third sentence of the back cover states: “For a free copy of the SAI . . . and to request other information about the Policy, please call or write us at 1-866-288-2172, P.O. Box 140, Jackson, Mississippi 39205.”  Registrant believes that this statement clearly indicates to whom inquiries should be directed.  The public reference room phone number has been revised.

Comment No. 7

Several agreements and other exhibits in Part C indicate “Form of.” The actual agreement or other exhibit needs to be filed.

Response

Comment complied with by removing “Form of” on page C-1 when the actual agreement or other exhibit was filed.  Other exhibits designated as “Form of” in Part C are followed by the subsequently filed actual exhibit.

Comment No. 8

In Part C, add exhibit numbers to the exhibits that incorporate by reference other exhibits.

Response

All exhibits referenced in Item 26 of Part C are numbered and lettered.  Any exhibit incorporated by reference is identified by a footnote number to the previously filed document containing the incorporated material.

Jorden Burt LLP

www.jordenburt.com

Sally Samuel, Esq.

April 9, 2008

Comment No. 9

Revise the fee representation to include (i) the full name of the Company (ii) fees in addition to charges and (iii) the Policy and the Original Policy.

Response

Comment complied with by revising the fee representation on page C-9 as requested.

Comment No. 10

Please consider revising the definitions of “Business Day” and “Valuation Period” to indicate that valuation occurs at the close of regular trading on the New York Stock Exchange, generally 3:00 p.m.

Response

Valuation of portfolio shares at the close of the regular business session on the New York Stock Exchange (“NYSE”) is disclosed on page 19 of the prospectus as follows:

The corresponding portfolio of any Subaccount determines its net asset value per share once daily, as of the close of the regular business session on the New York Stock Exchange (“NYSE”) (usually 3:00 p.m. Central Time), which coincides with the end of each Valuation Period.  Therefore, we will process any transfer request we receive after the close of the regular business session of the NYSE, using the net asset value for each share of the applicable portfolio determined as of the close of the next regular business session of the NYSE.

Consistent with the above disclosure and the defined terms in the Policy, the prospectus defines “Business Day” and “Valuation Period” by specifying 3:00 p.m. Central Time as the close of business.  These defined terms are used throughout the prospectus and are essential to the orderly administration of the Policy.  The Company believes that it is in the best interest of Owners (and their registered representatives) to know the time by which transfer requests and other transactions need be submitted in order to be processed and valued on any Business Day.  Moreover, the Company is concerned that redefining “Business Day” and “Valuation Period” to incorporate close of regular trading on the NYSE could possibly lead to ambiguity and confusion.  Based upon the foregoing and in order to maintain consistent administration of the Policy, Registrant respectfully declines to change the prospectus definitions of “Business Day” or “Valuation Period.”

*                                              *                                              *

Jorden Burt LLP

www.jordenburt.com

Sally Samuel, Esq.

April 9, 2008

Registrant believes that these changes satisfy all of the staff’s comments.  If you have any questions concerning our response to any of the comments, or if any of your comments has been inaccurately summarized, please let me know at your earliest convenience.  Thank you for your attention to this filing.

Very truly yours,

/s/ Ann B. Furman

Ann B. Furman

Enclosure

cc:                                 Mark Williams, Esq.
Felice Wicks, Esq.

Jorden Burt LLP

www.jordenburt.com

As filed with the Securities and Exchange Commission on April     , 2008

Registration File No. 333-68114
811-10477

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☐

Pre-Effective Amendment No.	☐

Post-Effective Amendment No. 10	☒

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☐

Amendment No. 9	☒

(Check appropriate box or boxes.)

Southern Farm Bureau Life Variable Life Account

(Exact Name of Registrant)

Southern Farm Bureau Life Insurance Company

(Name of Depositor)

1401 Livingston Lane
Jackson, Mississippi 39213
(Address of Depositor’s Principal Executive Offices)
Depositor’s Telephone Number, Including Area Code: (601) 981-7422

Joseph A. Purvis, Esq. Southern Farm Bureau Life Insurance Company 1401 Livingston Lane Jackson, Mississippi 39213 (Name and Address of Agent for Service)	Copy to: Ann B. Furman, Esq. Jorden Burt LLP Suite 400 East 1025 Thomas Jefferson St., N. W. Washington, D. C. 20007-5208

Approximate date of proposed public offering: As soon as practicable after the effective date of this registration statement.

It is proposed that this filing will become effective (check appropriate box):

☐   immediately upon filing pursuant to paragraph (b) of Rule 485.

☒  on May 1, 2008 pursuant to paragraph (b) of Rule 485.

☐   60 days after filing pursuant to paragraph (a)(1) of Rule 485.

☐   on (date) pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

☐  This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered:

Adjustable Premium Variable Life Insurance Policy

Alternative Minimum Tax. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the owner is subject to that tax.

Other Tax Considerations. The transfer of the Policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as a beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the owner may have generation skipping transfer tax consequences under federal tax law. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of Policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

Possible Tax Law Changes. While the likelihood of legislative or other changes is uncertain, there is always a possibility that the tax treatment of the Policy could change by legislation or otherwise. It is even possible that any legislative change could be retroactive (effective prior to the date of the change). Consult a tax advisor with respect to legislative developments and their effect on the Policy.

Possible Charges for Our Taxes. At the present time, we make no charge for any Federal, state or local taxes that may be attributable to the Subaccounts or to the Policy. We reserve the right to impose charges for any future taxes or economic burden we may incur.

In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including separate account assets that are treated as company assets under applicable income tax law. These benefits, which reduce our overall corporate income tax liability may include dividends received deductions and foreign tax credits which can be material. We do not pass these benefits through to the separate accounts, principally because: (i) the great bulk of the benefits results from the dividends received deduction, which involves no reduction in the dollar amount of dividends that the separate account receives; and (ii) under applicable income tax law, contract owners are not the owners of the assets generating the benefits.

SUPPLEMENTAL BENEFITS AND RIDERS

The following supplemental benefits and riders currently are available under the Policy. We deduct monthly charges for the Children’s Term Insurance Rider and Waiver of Monthly Deductions Rider from Accumulated Value as part of the monthly deduction. We assess an administrative fee if you elect to accelerate a portion of your death benefit under the Accelerated Benefit Rider. The benefits and riders available provide fixed benefits that do not vary with the investment performance of the Separate Account. You may elect to add one or more of the riders listed below at any time, subject to certain limitations. We may require underwriting for certain riders. Your agent can help you determine whether certain of the riders are suitable for you. Please contact us for further details on these supplemental benefits and riders.

We currently offer the following riders under the Policy:

Children’s Term Insurance Rider—Provides term insurance on each of the Insured’s covered children who has not reached age 19 by the effective date of the rider. Coverage is provided until the earlier of the child attaining age 25 or the Insured attaining age 65. The rider proceeds are the Specified Amount for this rider shown on your Policy schedule page or applicable endorsement to your Policy, less any premium due and unpaid at the child’s death. We pay the rider proceeds in a lump sum (or other arrangement we agree to) to the Owner, or if the Owner is not surviving, to the child’s estate. Your Policy schedule page will show the premium for this rider and we will include such premium in the monthly deduction.

38

Waiver of Monthly Deductions Rider—We will waive the monthly deduction once we receive due proof of the Insured’s total disability. A total disability must: result from bodily injury or disease; begin while the rider is in force; exist continuously for at least six consecutive months; and prevent the Insured from engaging in any occupation for which he or she is reasonably qualified by education, training, or experience. The rider form will show the formula for calculating the cost for this rider and we will include such cost in the monthly deduction.

Accelerated Benefit Rider—Allows the Owner to acquire a portion of the death benefit in the event of the Insured’s terminal illness. A “terminal illness” is a non-correctable medical condition that is expected to result in the Insured’s death within 12 months. The accelerated death benefit is payable in a lump sum or over a 12-month period. There is an administrative fee for the accelerated payout. An Accelerated Benefit Rider may have tax consequences. See “FEDERAL TAX CONSIDERATIONS.”

SALE OF THE POLICIES

We have entered into a distribution agreement with our affiliate, Southern Farm Bureau Fund Distributor, Inc. (“SFB Fund Distributor”) for the distribution and sale of the Policies. SFB Fund Distributor sells the Policies through its registered representatives.

We pay commissions for sale of the Policies. The maximum commission payable for Policy sales by SFB Fund Distributor registered representatives is: 10% of premiums up to the target premium and 3% of premiums above that amount paid in each Policy Year for the first ten Policy Years; 8% of premiums up to the target premium and 3% of premiums above that amount paid in each Policy Year after the tenth Policy Year. For otherwise comparable Policies, a higher Specified Amount will generally result in a higher target premium. Therefore, if you select a higher Specified Amount (or request an increase in your Specified Amount), the registered representative’s compensation may be greater. Certain charges that you pay that are based on the target premium may also be greater.

SFB Fund Distributor managers are also eligible for compensation and bonuses based on Policy sales. Because registered representatives of SFB Fund Distributor are also insurance agents of the Company, they may be eligible for agents insurance, pension benefits, agency expense allowances and various cash benefits, such as bonuses, and non-cash compensation programs that the Company offers. These programs include trips, conferences, seminars, meals, sporting events, theater performances, payment for travel, lodging and entertainment, prizes, and awards, subject to applicable regulatory requirements. Sales of the Policies may help registered representatives qualify for such benefits. Registered representatives may receive other payments from the Company for services that do not directly involve the sale of the Policies, including payments made for the recruitment and training of personnel. In addition, SFB Fund Distributor registered representatives who meet certain Company productivity and persistency standards may be eligible for additional compensation. SFB Fund Distributor managers are also eligible for similar compensation, benefits and bonuses. See “Sale of the Policies” in the Statement of Additional Information for more information concerning compensation paid for sale of the Policies.

Commissions and other incentives or payments described above are not charged directly to Owners or amounts in the Separate Account or Declared Interest Option. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Policy.

Ask your SFB Fund Distributor registered representative for more information about what compensation he or she receives for selling your Policy.

SFB Fund Distributor is a member of the Financial Industry Regulatory Authority (“FINRA”). FINRA provides certain information regarding the disciplinary history of FINRA member broker-dealers and their associated persons in response to electronic or telephonic inquiries. FINRA’s BrokerCheck toll-free hotline telephone number is 1-800-289-9999 and their website address is www.finra.org.

39

STATE VARIATIONS

Insurance laws and regulations apply to us in every state in which the Policy is sold. As a result, various terms and conditions of your insurance coverage may vary from the terms and conditions described in this prospectus, depending upon where you reside. Any state variations in the Policy are covered in a special policy form for use in that state. Please review both the prospectus and the Policy.

LEGAL PROCEEDINGS

The Company, like other life insurance companies, is involved in lawsuits. In some lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, the Company believes that, as of the date of this prospectus, there are no pending or threatened lawsuits that will have a materially adverse impact on the Separate Account, the ability of SFB Fund Distributor to perform its contract with the Separate Account, or the ability of the Company to meet its obligations under the Policies.

FINANCIAL STATEMENTS

Our financial statements and the financial statements of the Separate Account are contained in the SAI. Our financial statements should be distinguished from the Separate Account’s financial statements and you should consider our financial statements only as bearing upon our ability to meet our obligations under the Policies. For a free copy of these financial statements and/or the SAI, please call or write to us at our Home Office.

40

To learn more about the Policy, you should read the SAI dated the same date as this prospectus. The Table of Contents for the SAI appears on the last page of this prospectus. For a free copy of the SAI, to receive personalized illustrations of death benefits, Net Surrender Values, and Accumulated Values, and to request other information about the Policy please call or write to us at 1-866-288-2172, P.O. Box 140, Jackson, Mississippi 39205.

The SAI has been filed with the SEC and is incorporated by reference into this prospectus. The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI and other information about us and the Policy. Information about us and the Policy (including the SAI) may also be reviewed and copied at the SEC’s Public Reference Room in Washington, DC., or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street, NE, Washington, DC 20549. Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 551-8090.

Investment Company Act of 1940 Registration File No. 811-10477

APPENDIX B

INFORMATION ABOUT HOW AN ORIGINAL POLICY (ISSUED PRIOR TO MAY 1, 2008)
DIFFERS FROM THE POLICY THAT WE ARE CURRENTLY ISSUING

Purpose of this Appendix B

The Policy that we are currently issuing became available on May 1, 2008. Before then, we issued an earlier version of the Policy (the “Original Policy”). The Original Policy is no longer offered for sale. However, many Original Policies remain outstanding and most of the information in the prospectus still applies to them. However, this Appendix B explains the ways in which the Original Policy differs from the descriptions in the rest of the prospectus. Therefore, if you own an Original Policy (issued prior to May 1, 2008), you should read this Appendix B for information about how your Original Policy differs from the Policy that we are currently issuing.

1. Additional Portfolio Available for Certain Original Policies

For those Original Policies that were issued prior to May 1, 2004, the T. Rowe Price Mid-Cap Growth Subaccount is available as a Subaccount (including for additional premium payments and transfers), on the same basis as any other available Subaccount that is described in the prospectus. The T. Rowe Price Mid-Cap Growth Subaccount, however, is not available for any Original Policy (or any other Policy) issued on or after May 1, 2004.

The T. Rowe Price Mid-Cap Growth Subaccount invests in the T. Rowe Price Mid-Cap Growth Portfolio of the T. Rowe Price Equity Series, Inc. As its investment objective, this Portfolio seeks to provide long-term capital appreciation by investing in mid-cap stocks with potential for above-average earnings growth. The Portfolio will normally invest at least 80% of its net assets in a diversified portfolio of common stocks of mid-cap companies whose earnings the adviser expects to grow at a faster rate than the average company. T. Rowe Price Associates, Inc. serves as the investment adviser to the Portfolio.

2. Higher Guaranteed Minimum Rate of Interest that We Will Credit to the Original Policy for Certain Purposes

Under the Original Policy, we guarantee that we will credit annual interest of at least 4% to (i) any amounts you have allocated to the Declared Interest Option and (ii) any amounts we have segregated as collateral for any Policy loan you have taken. This guaranteed minimum interest is somewhat higher than the rate we guarantee under the Policy we have issued on or after May 1, 2008. Both under the Original Policy and under the later-issued Policy, we may, in our discretion, credit interest in excess of the minimum rate we guarantee.

One effect of the higher minimum rate of interest under the Original Policy is that the maximum Policy Loan Interest Spread that you may pay on Policy loans is less than it would be under the Policy that we are currently issuing. The Policy Loan Interest Spread is the difference between the amount of interest that we charge you for a loan and the amount of interest that we credit to you on amounts segregated as collateral for a Policy loan. The table on page 8 of the prospectus shows the maximum Policy Loan Interest Spread to be at a 5% effective annual rate, for the Policy we are currently issuing. However, for the Original Policy, this maximum spread is only 4%.

3. Use of Term “Basic Annual Premium” Rather than “Target Premium”

The Original Policy uses the term “basic annual premium” to mean essentially the same thing as the words “target premium” mean in the Policy we are currently issuing. Therefore, whenever this prospectus uses the words “target premium,” the owner of an Original Policy should read those words to refer to the “basic annual premium” under the Original Policy.

4. Different Surrender Charge Base

As to the Policy we are currently offering, page 34 of the prospectus defines the Surrender Charge Base to be the “lesser of the target premium or $112.36 per $1,000 of the Specified Amount.” As to the Original Policy, however, the Surrender Charge Base is simply the target premium (which the Original Policy refers to as the basic annual premium). That is, for the Original Policy, the Surrender Charge Base is not limited to $112.36 per $1,000 of Specified Amount.

5. Fee Table

The following tables describe the fees and expenses that are payable when buying, owning, and surrendering the Original Policy.

The first table describes the fees and expenses that are payable at the time you bought the Original Policy, surrender the Original Policy, or transfer your Original Policy’s Net Accumulated Value among the Subaccounts and/or the Declared Interest Option.

Transaction Fees

Charge	When Charge is Deducted	Amount Deducted— Maximum Guaranteed Charge	Amount Deducted— Current Charge

Premium Expense Charge	Upon receipt of each premium payment	12% of premium payments	10% of premium payments up to the basic annual premium(1) and 3% of premium payments above the basic annual premium, each Policy Year

Partial Withdrawal Charge	Upon withdrawal	2% of the amount withdrawn, not to exceed $25	2% of the amount withdrawn, not to exceed $25

Surrender Charge(2)	Upon a full surrender or lapse of your Original Policy during the first ten Policy Years, and during the first ten Policy Years following an increase in Specified Amount

Minimum Initial Surrender Charge(3)		$237.50	$237.50

Maximum Initial Surrender Charge(4)		$10,956.25	$10,956.25

Charge for male Age 35 Preferred Non Tobacco with $250,000 Specified Amount for the first Policy Year		$506.25	$506.25

Transfer Charge	Upon transfer	First twelve transfers in a Policy Year are free, $40 for each subsequent transfer	First twelve transfers in a Policy Year are free, $25 for each subsequent transfer(5)

(1) The basic annual premium is a hypothetical annual premium which is based on the Issue Age, sex and underwriting classification of the Insured and Specified Amount of the Original Policy. The basic annual premium for an Original Policy with a Specified Amount of $250,000 is $1,012.50 where the Insured has the following characteristics: Issue Age 35, Male, Preferred Non Tobacco. The basic annual premium for your Original Policy is shown on the Schedule Page of the Original Policy.

(2) For the first Policy Year or the first Policy Year after an increase in Specified Amount, the surrender charge equals 50% of the basic annual premium and decreases to 0% over ten years. The surrender charges shown in the table may not be typical of the charges you will pay. More detailed information concerning the surrender charge is available on request from your insurance agent or our Home Office. Please consult your insurance agent or our Home Office for information about the surrender charge.

(3) The minimum initial surrender charge assumes that the Original Policy has a Specified Amount of $250,000, the Original Policy is in the first Policy Year and that the Insured has the following characteristics: Issue Age 18, Female, Super Preferred Non Tobacco.

(4) The maximum initial surrender charge assumes that the Original Policy has a Specified Amount of $250,000, the Original Policy is in the first Policy Year and that the Insured has the following characteristics: Issue Age 75, Male, Tobacco.

(5) We currently do not assess a charge for any transfer among the Subaccounts or to or from the Declared Interest Option; however, we reserve the right to charge for the 13th and each additional transfer in a Policy Year.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Original Policy, not including portfolio fees and expenses.

Periodic Charges Other Than Portfolio Operating Expenses

Charge	When Charge is Deducted	Amount Deducted— Maximum Guaranteed Charge	Amount Deducted— Current Charge

Cost of Insurance Charge(6)	Monthly, on the Monthly Deduction Day

Minimum Charge(7)		$0.08 per $1,000 of Net Amount of Risk	$0.03 per $1,000 of Net Amount of Risk

Maximum Charge(8)		$7.33 per $1,000 of Net Amount of Risk	$5.16 per $1,000 of Net Amount of Risk

Charge for male Age 35 Preferred Non Tobacco with Specified Amount of $250,000 for first Policy Year		$0.14 per $1,000 of Net Amount of Risk	$0.07 per $1,000 of Net Amount of Risk

Monthly Policy Expense Charge	On Policy Date and monthly, on each Monthly Deduction Date	$10	$6

Mortality and Expense Risk Charge	Daily	1.05% (annually) of the average daily net assets of each Subaccount you are invested in	1.05% (annually) of the average daily net assets of each Subaccount you are invested in

Policy Loan Interest Spread(9)	On each Policy Anniversary	4% effective annual rate	2% effective annual rate

(6) The cost of insurance charge will vary based on the Issue Age, sex, and underwriting classification of the Insured, Accumulated Value and the Specified Amount of the Original Policy. The cost of insurance charges shown in the table may not be typical of the charges you will pay. The Schedule Page of your Original Policy indicates the guaranteed cost of insurance rates applicable to your Original Policy, and more detailed information concerning your cost of insurance charge is available on request from your insurance agent or our Home Office.

As required under applicable law, the cost of insurance charges set forth in the above table have been rounded to two decimal places. Please consult your insurance agent or our Home Office for information about your cost of insurance charge.

(7) The minimum cost of insurance charge assumes that the Original Policy has a Specified Amount of $250,000, the Original Policy is in the first Policy Year, and the Insured has the following characteristics: Issue Age 18, Female, Super Preferred Non Tobacco.

(8) The maximum cost of insurance charge assumes that the Original Policy has a Specified Amount of $250,000, the Original Policy is in the first Policy Year, and the Insured has the following characteristics: Issue Age 75, Male, Tobacco.

(9) The Policy Loan Interest Spread is the difference between the amount of interest we charge you for a loan (an effective annual rate of 8%) and the amount of interest we credit to the amounts we hold as collateral for the loan guaranteed at an effective annual rate equal to 4% (currently, an effective annual rate of 6%).

Periodic Charges
(Optional Benefit Riders Only)

Optional Benefit Rider Charges	When Charge is Deducted	Amount Deducted— Maximum Guaranteed Charge	Amount Deducted— Current Charge

Accelerated Benefit Rider(10)	Upon payment of benefit	Administrative fee—greater of 3% of the accelerated benefit amount or $300	Administrative fee—$300

Waiver of Monthly Deductions Rider(11)	Monthly, on the Monthly Deduction Day

Minimum Charge(12)		$0.02 per $1000 of Net Amount of Risk	$0.02 per $1000 of Net Amount of Risk

Maximum Charge(13)		$0.19 per $1000 of Net Amount of Risk	$0.19 per $1000 of Net Amount of Risk

Charge for male Age 35 Preferred Non Tobacco with Specified Amount of $250,000 for first Policy Year		$0.02 per $1000 of Net Amount of Risk	$0.02 per $1000 of Net Amount of Risk

Children’s Term Insurance Rider(14)	Monthly, on the Monthly Deduction Day	$0.38 per $1,000 of rider coverage amount	$0.38 per $1,000 of rider coverage amount

(10) The Company does not assess a charge for the election of the Accelerated Benefit Rider. However, we will assess an administrative fee at the time payment of an accelerated benefit amount is made. That administrative fee may vary based on your state of residence. In most states where the Company offers the Rider, the fee may vary based on the accelerated benefit amount. In all states we sold the Original Policy, the maximum accelerated benefit amount is $250,000. Please consult your insurance agent or our Home Office for more information about the administrative fee.

(11) The Waiver of Monthly Deductions Rider charge varies based on the age of the Insured and the Net Amount of Risk of the Original Policy. The charges shown in the table may not be typical of the charges you will pay. More detailed information regarding the Waiver of Monthly Deductions Rider charge is available upon request from your insurance agent or our Home Office.

(12) The minimum Waiver of Monthly Deductions Rider charge assumes that the Insured has the following characteristics: Age 18.

(13) The maximum Waiver of Monthly Deductions Rider charge assumes that the Insured has the following characteristics: Age 55.

(14) The charge for the Children’s Term Insurance Rider is $0.40 per $1,000 of the rider coverage amount if you also elect the Waiver of Monthly Deductions Rider. As required under applicable law, the charges for the Children’s Term Insurance Rider have been rounded to two decimal places. Please consult your insurance agent or our Home Office about the charge for the Children’s Term Insurance Rider.

6. Different Cost of Insurance Charge Amounts

Certain additional information about how we compute cost of insurance charges for the Policy we are currently issuing is set forth under “Cost of Insurance” on page 33 of the prospectus. That discussion also applies to the Original Policy, with two exceptions. First, the number given as a divisor in lettered clause (b) would be 1.0032737 for the Original Policy, instead of the number set forth on page 33. Second, the references on page 33 to the 2001 Commissioners’ Standard Ordinary (C.S.O.) Mortality Table do not apply to the Original Policy. Instead, as applicable to the Original Policy, these statements would refer to the 1980 Commissioners’ Standard Ordinary (C.S.O.) Mortality Table.

7. Lower Current Rate for Monthly Policy Expense Charge

Under the Original Policy, the monthly Policy expense charge is currently being deducted at the rate of $6 per month, regardless of how long the Policy has been outstanding. This is different from the Policy we are now issuing, under which we currently are deducting this charge at a rate higher than $6 for the first five Policy years. Under all Policies, however, we can increase this charge at any time to not more than $10 per month.

PART C

OTHER INFORMATION

Item 26. Exhibits

1.               Board of Directors Resolutions.

(a)          Resolution of the Board of Directors of Southern Farm Bureau Life Insurance Company (the “Company”) establishing Southern Farm Bureau Life Variable Life Account (the “Account”)(3)

2.               Custodian Agreements. Not Applicable

3.               Underwriting Contracts.

(a)          Principal Underwriting Agreement(2)

(b)         Amendment to Principal Underwriting Agreement(4)

4.               Contracts.

(a)          Specimen Adjustable Premium Variable Life Insurance Policy(3)

(b)         Revised Specimen Adjustable Premium Variable Life Insurance Policy(4)(12)

(c)          Form of Waiver of Monthly Deductions Agreement(3)

(d)         Rider Providing Waiver of Monthly Deductions on Insured’s Total Disability(12)

(e)          Revised Rider Providing Waiver of Monthly Deductions on Insured’s Total Disability(12)

(f)            Form of Children’s Term Rider(3)

(g)         Children’s Term Insurance Rider(12)

(h)         Accelerated Benefit Rider(3)

5.               Applications.

(a)          Application for Adjustable Premium Variable Life Insurance Policy(3)

(b)         Revised Application for Adjustable Premium Variable Life Insurance Policy (12)(13)

6.               Depositor’s Certificate of Incorporation and By-Laws.

(a)          Articles of Incorporation of the Company(1)

(b)         By-Laws of the Company(1)

7.               Reinsurance Contracts.

(a)          Reinsurance Agreement between Southern Farm Bureau Life Insurance Company and American United Life Insurance Company(7)

(b)         Reinsurance Agreement between Southern Farm Bureau Life Insurance Company and The Lincoln National Life Insurance Company(7)

(c)          Reinsurance Agreement between Southern Farm Bureau Life Insurance Company and Businessmen’s Assurance Company of America(7)

8.               Participation Agreements.

(a)          Participation Agreement for T. Rowe Price Equity Series, Inc. and T. Rowe Price Fixed Income Series, Inc.(2)

(b)         Amendment to Participation Agreement for T. Rowe Price Equity Series, Inc. and T. Rowe Price Fixed Income Series, Inc.(4)(10)(13)

(c)          Participation Agreement for Fidelity Variable Insurance Products Fund(2)

(d)         Participation Agreement for Fidelity Variable Insurance Products Fund II(2)

(e)          Participation Agreement for Fidelity Variable Insurance Products Fund III(2)

(f)            Amendment to Participation Agreement for Fidelity Variable Insurance Products Fund(4)(10)(13)

(g)         Amendment to Participation Agreement for Fidelity Variable Insurance Products Fund II(4)(10)(13)

(h)         Amendment to Participation Agreement for Fidelity Variable Insurance Products Fund III(4)(10)(13)

(i)             Participation Agreement for Franklin Templeton Variable Insurance Products Trust (13)

(j)             Rule 22c-2 Shareholder Information Agreement relating to T. Rowe Price Funds(11)

(k) Rule 22c-2 Shareholder Information Agreement relating to Fidelity Variable Insurance Products Funds(11)

(l)  Rule 22c-2 Shareholder Information Agreement relating to Franklin Templeton Variable Insurance Products Trust (13)

9.              Administrative Contracts. Not Applicable.

10.        Other Material Contracts. Not Applicable.

11.        Legal Opinion.

Opinion and Consent of Joseph A. Purvis(13)

12.        Actuarial Opinion. Opinion and consent of Kenneth P. Johnston as to actuarial matters pertaining to the securities being registered(13)

13.        Calculations. Not Applicable.

14.        Other Opinions.

(a)  Consent of Jorden Burt LLP(13)

(b)  Consents of KPMG LLP(13)

15.        Omitted Financial Statements. Not Applicable.

16.        Initial Capital Agreements. Not Applicable.

17.        Redeemability Exemption. Issuance, transfer and redemption procedures memorandum.(5)(13)

18.        Powers of Attorney(3)(6)(8)(9)(10)(11)(13)

(a)	Power of Attorney for J. Joseph Stroble (13)
(b)	Power of Attorney for Laurence E. Favreau (13)
(c)	Power of Attorney for Larry B. Wooten (13)
(d)	Power of Attorney for David M. Winkles, Jr. (13)
(e)	Power of Attorney for Ronald R. Anderson (13)
(f)	Power of Attorney for Donald Childs (13)
(g)	Power of Attorney for Marshall Coyle (13)
(h)	Power of Attorney for Kenneth Dierschke (13)
(i)	Power of Attorney for Ben M. Gramling, II (13)
(j)	Power of Attorney for John Hoblick (13)
(k)	Power of Attorney for Randy Veach (13)
(l)	Power of Attorney for Zippy Duvall (13)
(m)	Power of Attorney for Bryan Mitchell (13)
(n)	Power of Attorney for Mark Edwin Haney (13)
(o)	Power of Attorney for Reggie Magee (13)
(p)	Power of Attorney for Wayne F. Pryor (13)
(q)	Power of Attorney for Stanley E. Reed (13)
(r)	Power of Attorney for Rick Roth (13)
(s)	Power of Attorney for David Waide (13)
(t)	Power of Attorney for Bobby Nedbalek (13)
(u)	Power of Attorney for Edward Scharer (13)
(v)	Power of Attorney for J. M. Wright, Jr. (13)
(w)	Power of Attorney for Joseph A. Purvis (13)
(x)	Power of Attorney for Gino Gianfrancesco (13)
(y)	Power of Attorney for Randy Johns (13)

(1)          Incorporated herein by reference to the Registration Statement on Form N-4 (File Nos. 333-79865; 811-09371) filed with the Securities and Exchange Commission on June 3, 1999.

(2)          Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File Nos. 333-79865; 811-09371) filed with the Securities and Exchange Commission on October 12, 1999.

(3)          Incorporated herein by reference to the Registration Statement on Form S-6 (File No. 333-68114) filed with the Securities and Exchange Commission on August 22, 2001.

(4)          Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6 (File No. 333-68114) filed with the Securities and Exchange Commission on January 25, 2002.

(5)          Incorporated herein by reference to the Post-Effective Amendment No. 1 to the Registration Statement on Form S-6 (File No. 333-68114) filed with the Securities and Exchange Commission on May 8, 2002.

(6)          Incorporated herein by reference to the Post-Effective Amendment No. 2 to the Registration Statement on Form N-6 (File No. 333-68114) filed with the Securities and Exchange Commission on February 27, 2003.

(7)          Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Registration Statement on Form N-6 (File No. 333-68114) filed with the Securities and Exchange Commission on May 1, 2003.

(8)          Incorporated herein by reference to the Post-Effective Amendment No. 4 to the Registration Statement on Form N-6 (File No. 333-68114) filed with the Securities and Exchange Commission on April 30, 2004.

(9)          Incorporated herein by reference to the Post-Effective Amendment No. 5 to the Registration Statement on Form N-6 (File No. 333-68114) filed with the Securities and Exchange Commission on February 25, 2005.

(10)    Incorporated herein by reference to the Post-Effective Amendment No. 7 to the Registration Statement on Form N-6 (File No. 333-68114) filed with the Securities and Exchange Commission on April 28, 2006.

(11)    Incorporated herein by reference to the Post-Effective Amendment No. 8 to the Registration Statement on Form N-6 (File No. 333-68114) filed with the Securities and Exchange Commission on April 27, 2007.

(12)    Incorporated herein by reference to the Post-Effective Amendment No. 9 to the Registration Statement on Form N-6 (File No. 333-68114) filed with the Securities and Exchange Commission on February 22, 2008.

(13)    Filed Herein.

Item 27. Directors and Officers of the Depositor

Name and Principal Business Address*	Position and Offices with Depositor

Ronald R. Anderson	Director
Donald Childs	Director
Marshall Coyle	Director
Kenneth Dierschke	Director
Ben M. Gramling, II	Director
John Hoblick	Director
Randy Veach	Director
Zippy Duvall	Director
Bryan Mitchell	Director
Mark Edwin Haney	Director
Reggie Magee	Director
Wayne F. Pryor	Director
Stanley E. Reed	Director
Rick Roth	Director
David Waide	Director
Bobby Nedbalek	Director

(c) Compensation From the Registrant. The following commissions and other compensation were received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant’s last fiscal year:

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption	Brokerage Commission	Other Compensation
Southern Farm Bureau Fund Distributor, Inc.	$301,677	N/A	N/A	N/A

Item 31. Location of Accounts and Records

All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by the Company at 1401 Livingston Lane, Jackson, Mississippi 39213.

Item 32. Management Services

All management contracts are discussed in Part A or Part B.

Item 33. Fee Representation

Southern Farm Bureau Life Insurance Company represents that the aggregate fees and charges deducted under the Policy and the Original Policy, respectively, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Southern Farm Bureau Life Insurance Company.